

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Amendment No. 5 to Draft Registration Statement on Form S-4**
> **Submitted February 14, 2024**
> **CIK No. 0001965052**

Dear Andrew Milgram:

 We have reviewed your amended draft registration statement and have the following comments.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-4

General

1. Regarding the Section 3(c)(5)(A) analysis in the Dec. 22, 2023 response letter, please explain what obligation is being acquired and who is acquiring it. Please also explain how the acquired obligation represents the sales price of taxicab rides.

2. Regarding the Section 3(c)(5)(B) analysis in the Dec. 22, 2023 response letter, please explain whether the borrower (the holder of the taxicab medallion) is a manufacturer, a wholesaler, or a retailer of taxicab rides. The staff guidance in this area outlines a direct nexus between loans and inventory being sold. Please explain more fully how the loans

are directly tied to the inventory being sold.

3. Regarding the discussion of *Econo Lodges* in the Dec. 22, 2023 response letter, please elaborate more fully on the analogies and dis-analogies between the loans in *Econo Lodges* and taxicab medallion loans.

4. Regarding the Company's Section 3(b)(1) analysis in the June 30, 2023 response letter, we do not believe a Section 3(b)(1) exception is available to the Company because the Company's subsidiaries will not be wholly-owned after giving effect to the Business Combination. Please explain why you believe a Section 3(b)(1) exception is available to the Company.

5. Please explain the Company's assertion in the June 30, 2023 response letter that the taxicab medallion loans are not securities under the analysis set forth in *Reves v. Ernst & Young*.

Our Market, page 179

6. Please revise your table of the sales prices of NYC taxi medallions to exclude estate sales and foreclosures since these do not appear to represent relevant or reliable market data of transactions between market participants, particularly given the timing and manner in which the foreclosure sales prices are reported in the TLC publicly released data.

7. Please refer to prior comment 15. We note you discuss in your response that subsequent to the reporting period, there were three additional private sales of NYC medallions by DePalma I and DePalma II, through which DePalma II provided seller financing to the buyers. In your response, you noted that one of the medallions sold for $210,000 and the other two sold for $185,000. Please describe the factors driving the difference in sales prices for these three medallions, particularly given that you provided financing in each instance. To the extent the variation in price was due to differences in financing terms, tell us how you evaluated whether the seller financing was provided based on market terms. To the extent the financing was not at market terms, tell us how you would factor that in when considering these observable market transactions in your fair value methodology.

8. Please revise to quantify the approximate percentage of your non-performing loans that have been resolved. Additionally, please clarify what you mean by "credit bid."

Owned Medallions - Fleet and Leasing, page 188

9. Please revise here and in the related risk factor on page 63 to disclose the balance of Non-MRP+ Loans outstanding with certain entities owned by the principals of Kirie Eleison.

Management's Discussion and Analysis of Depalma, page 196

10. We note your response to prior comment 12. Please revise Management's Discussion and Analysis to clarify the reasons for material trends. For example, revise page 198 to

provide qualitative and quantitative disclosure clarifying the reasons for improvements in collections. Clarify the extent to which trends are impacted by, for example, declining numbers of borrowers eligible for MRP+ grants. Please also clarify trends in delinquencies, restructurings and foreclosures of medallion loans.

11. Additionally, please revise to address the impact of Septuagint's payment delays and anticipated timeline for resuming payments, as discussed on page 189. Clarify the extent to which Septuagint's delays have impacted your strategy as discussed on page 191.

Fair Value Measurements, page 219

12. Please refer to prior comment 15. Please provide us examples or specific facts and circumstances related to "foreclosure" transfers listed on the TLC Medallion Transfer Report in which the price provided may not represent a current market transaction between market participants. For example, explain why a price included may be from a transaction many years ago or that the transaction may be related to a credit-bid transaction that is not between independent parties.

13. We note your disclosure on page 27 that as of February 1, 2024, DePalma II had completed the TLC transfer process of over 83 unregistered medallions that had been purchased from unaffiliated secured lenders in a series of taxi loan portfolio acquisitions prior to 2021. Additionally, you state that as of September 30, 2023, DePalma II's mini-LLCs have become the TLC-registered owners of 516 registered medallions. Please tell us whether any of these transactions were reported as something other than foreclosure transactions in the publicly released selling price information reported by the TLC. If so, please quantify how many were reported as something other than foreclosures, discuss the time period over which those transactions were reported in the TLC data, and describe the circumstances related to those transactions.

14. Please refer to prior comment 15. Please tell us whether you are aware of any reasons that non-foreclosure or non-estate transfers listed on the TLC Medallion Transfer Report may not represent current market transactions between market participants. See ASC 820 for the guidance related to market participants.

15. Please refer to prior comment 15. We note you state that even if DePalma II excludes certain subcategories of medallion transfers to try to normalize data, such as foreclosure or estate sales, DePalma II still observes a very wide range of sales price data in the TLC data. Given your history and size within this market, and your servicers involvement in this industry, please tell us the factors that you believe are driving the wide range in prices included in the TLC publicly released data for these non-foreclosure or estate sale transactions. For example, tell us whether you believe the range in prices may be due to timing delays of when the transfers are reported relative to when the purchaser obtained the medallion, or due to the purchaser obtaining financing from the seller resulting in variations to the sales price due to financing terms, or some other factor.

16. Please refer to prior comment 15. We note you state that to determine NYC medallion fair values you use DePalma restructuring medallion prices. We also note your disclosure throughout your filing that DePalma restructuring medallion prices have ranged from $100,000 to $300,000. Please tell us in more detail how you determine the value of a medallion based on your restructuring of a defaulted loan collateralized by a medallion and why you believe this is relevant information for the valuation of a medallion. Also, please revise your disclosure to clarify the period that the values have ranged from $100,000 to $300,000. If this period precedes 2023, please consider disclosing the range only from recent periods. Additionally, please revise to disclose the average price.

17. Please refer to prior comment 15. We note you state that to determine NYC medallion fair values you use the amount backstopped by the City of New York under the MRP+ program. Please tell us whether you believe the amount backstopped related to MRP+ loans is a characteristic of a NYC medallion that market participants would take into account when pricing the medallion. Please tell us how you considered the fact that the backstop does not provide any benefit to the buyer of a medallion. Refer to ASC 820-10-35-2B for guidance.

18. Please refer to prior comment 15. Please provide us a similar analysis related to whether the amount backstopped by the City of New York under the MRP+ program is a characteristic of a Non-MRP+ loan.

19. Given that it appears that estate sales and foreclosures as reported by the TLC do not represent current or orderly transactions between market participants, please tell us why you believe these values represent inputs that market participants would use when pricing a medallion or Non-MRP+ loan or revise your policies and related disclosure that incorporates TLC data as appropriate.

20. Please refer to prior comment 15. We note your discussion that appears to indicate that you significantly weighted the prices obtained from your recent sales of medallions in your fair value measurements of medallions at September 30, 2023. Please revise your disclosure related to your Market Approach for Non-MRP+ loans and NYC taxi medallions to more clearly discuss how you weight or maximize certain inputs used in your fair value measurements at each period end. Please discuss changes in your weighting or how you consider the inputs at each period end as applicable.

DePalma I, page 220

21. We note your disclosure here and elsewhere throughout the filing that the discount rate is applied to the unpaid principal balance "guaranteed" by the City of New York under the MRP+ program. We also note your response to comment 11 in your December 22, 2023 letter and your related revised disclosure that the City of New York does not guarantee payment on an MRP+ loan. If appropriate, please revise your disclosure to be consistent with other disclosure in the filing that $170,000 is the amount backstopped by the City of New York under the MRP+ program or advise us why your disclosure is appropriate.

<u>DePalma, page 243</u>

22.   Please refer to prior comment 3 in our letter dated February 8, 2024. We note you state that after the business combination, the investment company assessment under ASC 946 will take place at the MCC level. Please tell us how you determined that the assessment will take place at the MCC level and not at the DePalma I and II level.

23.   Please refer to prior comment 3 in our letter dated February 8, 2024. We note you state that after the business combination, DePalma I and II will be under common control. Please confirm for us that you believe DePalma I and II will be affiliates after the business combination. Also, please tell us how you assess the guidance in ASC 946-10-15-6.b if both DePalma entities are affiliates. Specifically, tell us how you consider whether DePalma I obtains returns or benefits from DePalma II that are other than capital appreciation or investment income related to the distribution out (in-kind) of medallions by DePalma I to the respective members and their respective feeders who then recontribute the medallions (in-kind) to DePalma II.

Please contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez, Office Chief, at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance